                                COMPUPRINT, INC.
                           99 Park Avenue, 16th Floor
                               New York, NY 10016
                                  212-286-9197

                                                       July 11, 2006

VIA ELECTRONIC TRANSMISSION
---------------------------
Attn.:  Carmen Moncada-Terry
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

          Re: CompuPrint, Inc.
              Registration Statement on Form SB-2
              File No. 333-127815

Commissioners:

     In accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, CompuPrint, Inc. (the "Company")
hereby requests that the captioned Registration Statement be declared effective on July 12, 2006 at 2 p.m., or as soon thereafter as practicable.

     The Company confirms its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the offering of the securities specified in Registration Statement.

     The Company acknowledges that:

     (1)  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the
          Commission from taking any action with respect to the filing;

     (2)  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     (3)  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the
          Commission or any person under the federal securities laws of the
          United States.

     The Company will cooperate with you in any way necessary to meet this schedule. Thank you very much for your attention to this matter.

                                             Very truly yours,

                                             CompuPrint, Inc.

                                             By: /s/ Dan Brecher
                                                 Dan Brecher
                                                 Managing Director